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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

  DENNIS J. FRIEDMAN, ESQ.                                      W. ALAN KAILER, ESQ.
 GIBSON, DUNN & CRUTCHER LLP                      JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
       200 PARK AVENUE                                      1445 ROSS AVENUE, SUITE 3200
  NEW YORK, NEW YORK 10166                                      DALLAS, TEXAS 75202
       (212) 351-4000                                              (214) 855-4500

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.


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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 15, 2003 by Hallwood Realty Partners, L.P. ("Hallwood Realty"), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood Realty and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


Subparagraph (b)(3) of Item 8 is hereby amended and restated in its entirety as follows:

         (3)      Forward-Looking Statements.

         In the interest of providing unitholders with certain information regarding Hallwood's future plans and operations, certain statements set forth in this Schedule 14D-9 relate to management's future plans and objectives. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of Hallwood are, to the knowledge and in the judgment of Hallwood Realty and the officers and directors of Hallwood Realty, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties that may cause Hallwood's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. Hallwood assumes no obligation to update its forward-looking statements to reflect events or circumstances after the date hereof other than as required by law.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 2, 2003

                                HALLWOOD REALTY PARTNERS, L.P.

                                By:  HALLWOOD REALTY, LLC, its General Partner


                                       By: /s/ John G. Tuthill
                                           -------------------------------------
                                       Name:  John G. Tuthill
                                       Title: Executive Vice President and
                                              Secretary


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